SCHEDULE 13D

CUSIP No. 505743104	Page 1 of 15 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Ladder Capital Corp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

David A. Smolen

GI GP III LLC

188 The Embarcadero, Suite 700

San Francisco, CA 94105

(415) 688-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other copies to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 505743104	Page 2 of 14 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Partners Fund III L.P.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 9,842,190*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,842,190*
11.	Aggregate amount beneficially owned by each reporting person 9,842,190*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 8.9%*
14.	Type of reporting person (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 3 of 14 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Ladder Holdco, LLC
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 9,842,190*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,842,190*
11.	Aggregate amount beneficially owned by each reporting person 9,842,190*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 8.9%*
14.	Type of reporting person (See Instructions) OO (limited liability company)

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 4 of 14 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Partners Fund III-A L.P.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 9,842,190*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,842,190*
11.	Aggregate amount beneficially owned by each reporting person 9,842,190*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 8.9%*
14.	Type of reporting person (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 5 of 14 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Partners Fund III-B L.P.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 9,842,190*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,842,190*
11.	Aggregate amount beneficially owned by each reporting person 9,842,190*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 8.9%*
14.	Type of reporting person (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 6 of 14 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI GP III L.P.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 9,842,190*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,842,190*
11.	Aggregate amount beneficially owned by each reporting person 9,842,190*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 8.9%*
14.	Type of reporting person (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 7 of 14 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Holdings III L.P.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 9,842,190*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,842,190*
11.	Aggregate amount beneficially owned by each reporting person 9,842,190*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 8.9%*
14.	Type of reporting person (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 8 of 14 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI GP III LLC
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 9,842,190*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,842,190*
11.	Aggregate amount beneficially owned by each reporting person 9,842,190*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 8.9%*
14.	Type of reporting person (See Instructions) OO (limited liability company)

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 9 of 14 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statements on Schedule 13D filed with the SEC on February 21, 2014 (as amended by Amendment No. 1 thereto filed with the SEC on February 5, 2016, Amendment No. 2 thereto filed with the SEC on December 21, 2016, Amendment No. 3 thereto filed with the SEC on March 3, 2017 and Amendment No. 4 thereto filed with the SEC on March 13, 2017, the “Original Schedule 13D”), relating to the Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Ladder Capital Corp (the “Company”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D. The Original Schedule 13D is hereby amended as follows:

SCHEDULE 13D

CUSIP No. 505743104	Page 10 of 14 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated, with effect from the date of the event giving rise to this Amendment No. 5:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned

GI III	0	9,842,190 (as converted)	9,842,190 (as converted)	8.9	%*

Ladder HoldCo	0	9,842,190 (as converted)	9,842,190 (as converted)	8.9	%*

GI III-A	0	9,842,190 (as converted)	9,842,190 (as converted)	8.9	%*

GI III-B	0	9,842,190 (as converted)	9,842,190 (as converted)	8.9	%*

GI GP LP	0	9,842,190 (as converted)	9,842,190 (as converted)	8.9	%*

GI Holdings	0	9,842,190 (as converted)	9,842,190 (as converted)	8.9	%*

GI GP LLC	0	9,842,190 (as converted)	9,842,190 (as converted)	8.9	%*

*	The ownership percentages are based on 88,176,636 shares of Class A Common Stock and 22,571,338 shares of Class B Common Stock outstanding as of October 10, 2017. The amounts outstanding were calculated by using the amounts as of August 1, 2017, as set forth in the Company’s Form 10-Q filed with the SEC on August 3, 2017, and then adjusting such amounts pursuant to the transactions reported in the Form 4s filed on the Company on October 10, 2017 and October 12, 2017.

(c)	On October 10, 2017, the Reporting Persons sold an aggregate of 2,000,000 shares of Class A Common Stock of the Company in a block trade at a price per share of $13.55, as follows: (a) 1,657,001 shares of Class A Common Stock sold by Ladder HoldCo, (b) 299,927 shares of Class A Common Stock sold by GI III-B, and (c) 43,072 shares of Class A Common Stock sold by GI III-A. To the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any other transaction in Units, shares of Class B Common Stock or shares of Class A Common Stock of the Company during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

(d)	Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)	Not applicable.

SCHEDULE 13D

CUSIP No. 505743104	Page 11 of 14 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Third Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 10.3 to the Form 8-K for Ladder Capital Corp, filed on January 5, 2015.

Exhibit 2	Amendment to Third Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 10.2 to the Form 10-K for Ladder Capital Corp, filed on March 7, 2016.

Exhibit 3	Second Amended and Restated Registration Rights Agreement, dated as of March 3, 2017, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP and each of the Ladder Investors (as defined therein), incorporated by reference to Exhibit 99.2 to the Form 8-K for Ladder Capital Corp, filed on March 3, 2017.

Exhibit 4	Joint Filing Agreement, dated as of February 21, 2014, among the Reporting Persons.*

Exhibit 5	Identification of Members of the Group, dated as of February 21, 2014.*

Exhibit 6	Power of Attorney, February 21, 2014.*

*	Previously Filed.

SCHEDULE 13D

CUSIP No. 505743104	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 12, 2017.

GI Partners Fund III L.P.
By: By:	GI GP III L.P., its general partner GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

GI Ladder Holdco, LLC
By:	GI Partners Fund III L.P., its sole member
By: By:	GI GP III L.P., its general partner GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

GI Partners Fund III-A L.P.
By:	GI GP III L.P., its general partner
By:	GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

GI Partners Fund III-B L.P.
By:	GI GP III L.P., its general partner
By:	GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

GI GP III L.P.
By:	GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

[Signatures continue on the next page]

SCHEDULE 13D

CUSIP No. 505743104	Page 13 of 14 Pages

[Signatures continued from the previous page]

GI Holdings III L.P.
By:	GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

GI GP III LLC

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

SCHEDULE 13D

CUSIP No. 505743104	Page 14 of 14 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Third Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 10.3 to the Form 8-K for Ladder Capital Corp, filed on January 5, 2015.

Exhibit 2	Amendment to Third Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 10.2 to the Form 10-K for Ladder Capital Corp, filed on March 7, 2016.

Exhibit 3	Second Amended and Restated Registration Rights Agreement, dated as of March 3, 2017, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP and each of the Ladder Investors (as defined therein), incorporated by reference to Exhibit 99.2 to the Form 8-K for Ladder Capital Corp, filed on March 3, 2017.

Exhibit 4	Joint Filing Agreement, dated as of February 21, 2014, among the Reporting Persons.*

Exhibit 5	Identification of Members of the Group, dated as of February 21, 2014.*

Exhibit 6	Power of Attorney, February 21, 2014.*

*	Previously Filed.